SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated  June 5, 2012 filed by the Company with the Comisión Nacional de Valores

By letter dated  June 5, 2012, the Company reported that it has accepted an offer to sell all (100%) of its shares (herein after the “Shares”) of Quality Invest S.A, that represents 50% of its share capital, to its controlled company Alto Palermo S.A. (APSA). The price of the transaction was agreed in US$ 9,700,000. Through this transaction, the Company recorded a profit of approximately US$ 360,000.-

In March 2011, Quality Invest S.A. has acquired Nobleza Picardo’s industrial plant  located at Partido de San Martín, Provincia de Buenos Aires, which represents a total of 160,000 square meters, with 80,000 square meters covered area occupied by high quality storehouses that are currently being used industrially.

Likewise, Quality Invest S.A. has recently obtained the extension of the categories the plant was subjected to from the City Hall of San Martín. The new categories are Shopping Mall, Entertaining, Events, Commercial Offices, Parking Lots and complementary uses.

Taking into account this considerations and the plant’s strategic location, the Company has evaluated the future development of a Shopping Mall, therefore the Company has determined to transfer that activity to Alto Palermo S.A. (APSA), a leading player in this segment.

Furthermore, our Audit Committee has not objected the proposed transaction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: June 07, 2012